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November 13, 2007

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sapphire Industrials Corp.
Amendment No. 1 to Form S-1 Registration Statement
Filed on October 11, 2007
File No. 333-146620

Dear Mr. Riedler:

This letter is submitted on behalf of Sapphire Industrials Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s registration statement on Form S-1 filed on October 11, 2007 (File No. 333-146620), as set forth in your letter to Mr. Donald G. Drapkin, dated November 5, 2007.

We have filed via EDGAR Amendment No. 1 to the registration statement. For your convenience, we are also forwarding five courtesy copies of Amendment No. 1 to the registration statement, which are marked to show changes from the registration statement previously filed. The changes to the registration statement reflect responses to the staff’s comments, as well as the updating of information.

For reference purposes, the text of your letter has been reproduced in this letter with responses below each numbered comment. Unless otherwise indicated, the page references in the responses to the staff’s comments refer to Amendment No. 1 to the registration statement.

General

1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

Response:     We note your comment. We do not expect there to be any graphic, visual or photographic information in the printed prospectus. However, we will provide the Staff with proofs of any such information if it is included in the printed prospectus prior to its use.

2.	Please file as exhibits all agreements with Lazard and your officers and directors, including the agreements underlying the following transactions:

•	The October 2, 2007 sale of founder units;

•	Lazard’s commitment to purchase 10,000,000 warrants simultaneously with this offering;

•	Lazard’s agreement to place limit orders for up to $40,000,000 in common stock; and

•	The administrative services Lazard will provide for $15,000 per month.

Response:     We note your comment and have attached as exhibits (i) the Initial Unit Subscription Agreements with Lazard and the Company’s directors underlying the October 2, 2007 sale of founder units and (ii) the Warrant Subscription Agreement underlying Lazard’s commitment to purchase 10,000,000 warrants simultaneously with this offering. We will file as exhibits agreements underlying Lazard’s agreement to place limit orders for up to $40,000,000 in common stock and the administrative services Lazard will provide for $15,000 per month in future amendments to the registration statement.

Prospectus Cover Page

3.	Please revise your cover page so as not to exceed one page.

Response:     We have revised the cover page in the prospectus contained in Amendment No. 1 to the registration statement so that it does not exceed one page.

4.	We note that Lazard “will enter into an agreement with Citigroup Global Markets Inc.” to place limit orders. Please disclose when it will enter into this agreement.

Response:     Lazard will enter into the agreement with Citigroup Global Markets Inc. at least five business days prior to the effectiveness of the registration statement. We have revised Amendment No. 1 to the registration statement in accordance with your comment to disclose that Lazard will enter into an agreement with Citigroup Global Markets Inc. prior to the closing of the proposed initial public offering.

5.	We note your statement that you have asked the underwriter to reserve 5,000,000 units in this offering for sale to Lazard and that subject to certain exceptions Lazard has agreed that such units will not be sold or transferred by it until 180 days after the consummation of a business transaction. In an appropriate location in your document, please explain the circumstances under which Lazard agreed not to transfer the units. Has Lazard agreed to purchase the units in the offering? Additionally, explain the exceptions under which Lazard would be permitted to sell the units prior to the expiration of 180 days after the consummation of a business combination.

Response:     We have asked the underwriter to reserve 5,000,000 units in the proposed offering for sale to Lazard at the offering price, but Lazard has not yet agreed to purchase any units in the proposed offering. Any units reserved for sale to Lazard that are not so purchased will be offered by the underwriter to the general public on the same basis as the other units offered in the proposed offering. We note that the description of the escrow agreement relating to securities of the Company held by Lazard on pages 21, 82-83 and 101-102 of Amendment No. 1 to the registration statement states that securities Lazard purchases from the underwriter, if any, in the proposed initial public offering will be placed into escrow. Until the 180th day after the consummation of the initial business combination, any such securities will not be transferable other than (1) to employees of Lazard or the Company, (2) to a holder’s members upon its liquidation or (3) to relatives and trusts for estate planning purposes. Lazard may not sell such securities prior to expiration of the escrow period other than in sales in connection with an exchange, business combination, tender offer or other similar transaction on the same terms as all other holders of the Company’s securities. Lazard may transfer up to two million units to LFCM Holdings or its subsidiaries or affiliates at the same price per unit paid by Lazard in this offering at any time prior to the announcement of a business combination; provided that the transferee of such units agrees (i) to be bound by the escrow agreement, (ii) to vote all shares of common stock underlying such units, in the case of founder units, in accordance with the majority of the shares of common stock voted by the public stockholders, and in the case of all other units, in favor of the initial business combination and (iii) to waive conversion and, to the extent such units are founder units, liquidation rights, with respect to the shares of common stock underlying such units. We respectfully submit that no further disclosure is required in Amendment No. 1 to the registration statement in response to this comment.

Summary

6.	Please delete the statements regarding Lazard’s revenues and the number of managing directors, limited managing directors, and business segment professionals Lazard has from your summary and the rest of the document. This information is not relevant to the registrant.

Response:     We have removed statements regarding Lazard’s revenues in Amendment No. 1 to the registration statement. The Company respectfully submits however, that the Company’s access to the resources of Lazard to help the Company in identifying an acquisition target is material to the Company’s ability to consummate an initial business combination and that disclosure of the scope of resources and recent transactional experience of Lazard is relevant to prospective investors in the Company in order for such prospective investors to assess whether the Company will be able to consummate an initial business combination. We have therefore not removed the statements regarding the number of managing directors, limited managing directors and business segment professionals on page 2 of the summary or elsewhere in Amendment No. 1 to the registration statement.

7.	Please move the information about the number of M&A transactions Lazard was involved in last year and the first six months of this year and the business experience of Mr. Drapkin to the discussion of the Proposed Business.

Response:     As discussed above, the Company believes that the scope of resources and recent transactional experience of Lazard is relevant to the prospective investors in the Company in order for such prospective investors to assess whether we will be able to consummate an initial business combination. We also respectfully submit that the business experience of Mr. Drapkin, the Company’s chairman, chief executive officer and president, is relevant to prospective investors. Mr. Drapkin will lead the selection and acquisition of the Company’s initial target business or businesses and the Company believes information regarding his involvement in other securities transactions and business combinations in his capacities at Lazard, other public and private companies and as an attorney is material to prospective investors. We therefore respectfully submit that the Company believes that the information about the number of M&A transactions Lazard was involved in last year and the first six months of this year and the business experience of Mr. Drapkin is meaningful disclosure in the summary and consequently we have not made any revisions to Amendment No. 1 to the registration statement based on this comment.

Conflicts of Interest, page 11

8.	Please clarify how Lazard’s merchant banking business in France could present a conflict of interests.

Response:     The Company believes Lazard’s French merchant banking business generally targets transactions of a smaller size that would not be suitable for the Company’s initial business combination. However, if the Company were to pursue multiple simultaneous targets for its initial business combination, it may compete with Lazard’s French merchant banking business for one or more of such targets. In addition, if Lazard’s French merchant banking business were to participate in a transaction with other investors in the acquisition of a larger target, such group of investors may be in direct competition with the Company for a possible target for the Company’s initial business combination. We have revised pages 12 and 68 of Amendment No. 1 to the registration statement to describe such possible risks.

Stockholders must approve initial business combination, page 17

9.	We note that for a proposed business combination to go forward, less than 30% of the public shares can be converted. Please state whether this 30% threshold can be lowered in any circumstances. If your certificate of incorporation prohibits modifications to this threshold and if you view this threshold as an obligation to your stockholders, disclose that fact. If the threshold can be lowered, please include a risk factor addressing this issue.

Response:     The 30% threshold for conversion may be lowered by amendment only upon the occurrence of both (i) the adoption by the Company’s Board of Directors of a resolution in favor of a proposed amendment, declaring that such amendment is in the best interests of and advisable to the Company and its stockholders and calling for the proposed amendment to be presented to the Company’s stockholders for approval and (ii) the approval of the proposed amendment by unanimous vote of all the shares of the Company’s common stock outstanding and entitled to vote on such proposed amendment. We have added disclosure to this effect on pages 16-18 of Amendment No. 1 to the registration statement. The Company recognizes that this is an obligation to its stockholders and we note the disclosure to this effect on pages 16-17 of Amendment No. 1 to the registration statement. Because each holder of the Company’s common stock will have the ability to prevent the Company from reducing the conversion threshold, we have not included a risk factor addressing this issue.

Risk Factors, page 23

10.	Please include a risk factor describing the differences between the warrants that investors will obtain and the insider warrants.

Response:     We note your comment and have included a risk factor on pages 29-30 of Amendment No. 1 to the registration statement describing the differences between the warrants that investors will obtain and the insider warrants.

If we are forced to liquidate before a business combination and distribute . . . , page 24

11.	We note that a liquidation distribution “may” be less than $10.00 per share “because of the expenses of this offering, our general and administrative expenses and the anticipated costs of seeking a business combination.”

•	Please be more specific. Provide a concise discussion identifying the purposes and amounts for which you are permitted to use the trust funds and interest.

•

Also, state the amount of offering expenses and underwriting fees that will immediately be deducted from the gross proceeds, and state that due to these amounts, a liquidation distribution “will” be no more than $9.85 per share unless interest or other gains in the trust fund make up the difference.

Response:     We have revised the risk factor on page 25 of Amendment No. 1 to the registration statement in accordance with your comment to include a discussion identifying the purposes and amounts for which we are permitted to use the trust funds and interest and have disclosed that approximately $17,150,000, consisting principally of underwriting discounts and commissions from the offering, will immediately be deducted from the gross proceeds of the offering and the sale of the insider warrants and therefore, taking into account the $200,000 that will be withheld from the trust, that a liquidation distribution will be no more than $9.85 per share unless interest income or other gains in the trust account serve to increase such distribution.

We may proceed with a business combination even in public stockholders .. . . , page 24

12.	The second paragraph of this risk factor addresses issues related to financing, which is a distinct risk from the first paragraph. Please put the second paragraph in a separate risk factor with its own heading.

Response:     We note your comment and revised the second paragraph to be a separate risk factor with its own heading on page 25 of Amendment No. 1 to the registration statement.

If the net proceeds of this offering not being held in trust . . . , page 25

13.	Please state the sources of funds you will have available for operations during the 24-month period. Also state the amounts or limits of these funds to the extent these figures are known, including the $6,000,000 limit on interest that is mentioned on page 13.

Response:     We have revised the risk factor on pages 26-27 of Amendment No. 1 to the registration statement in accordance with your comment.

14.	Does the company anticipate, due to the limited funds available during the 24-month period, entering into agreements with consultants and/or financial advisers that will make all or part of the consultants’/advisers’ right to payment contingent on the consummation of a business combination? If so, please include a risk factor stating that the consultants and advisers who provide advice to the company will have an interest in a business combination occurring.

Response:     The Company has not at this time, but may in the future, hire consultants to assist it with its search for a target business or businesses or otherwise advise the Company in connection with its initial business combination, and such persons may be compensated on a contingent basis. We have included a risk factor on page 27 of Amendment No. 1 to the registration statement stating that consultants and advisors who provide advice to the Company would only receive compensation if a business combination occurred.

A decline in interest rates applicable to amounts included . . . , page 25

15.	Please identify the types of investments the trust will hold and their current interest rates. We note from page 66 that it will hold government securities.

Response:     We have revised the risk factor on page 27 of Amendment No. 1 to the registration statement to disclose that the estimated $466,900,000 of net offering proceeds plus the $10,000,000 the Company will receive from the sale of the insider warrants and $15,750,000 in deferred underwriting discounts held in trust will be invested in (a) a Mellon Bank, N.A. money market deposit account or (b) one or more money market funds the Company selects. Such money market funds must invest principally either in short-term securities issued or guaranteed by the United States having a rating in the highest investment category granted thereby by a recognized credit rating agency at the time of acquisition or in tax exempt municipal bonds issued by governmental entities located within the United States. The current range of interest rates for such types of investments is approximately 3% to 5% per year.

If third parties bring claims against us, the proceeds held in trust . .. . , page 25

16.	Please file as an exhibit the agreement in which Lazard “has agreed to be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of [third parties].” Ensure that the risk factor clearly discloses any limitations on Lazard’s indemnification obligation or any types of claims that it would not be required to indemnify.

Response:     We have revised the risk factor on pages 27-28 of Amendment No. 1 to the registration statement in accordance with your comment. The agreement pursuant to which Lazard has agreed to provide this indemnification will be filed as an exhibit to a future amendment to the registration statement.

17.	We note that you believe Lazard “is capable of funding a shortfall in [your] trust account to satisfy its foreseeable indemnification obligations,” but this “belief is based on [your] expectation that their indemnification obligations will be minimal.” Please specify an approximate dollar amount rather than using the word “minimal.”

Response:     Lazard’s indemnifications will not be limited to any maximum dollar amount. We have deleted the references in the registration statement to such obligations being “minimal.”

Our stockholders may be held liable for claims by third parties . . . , page 26

18.	Please expand the risk factor heading to state, as noted on page 63, that stockholders’ liability to third parties could extend indefinitely because the company does not intend to comply with the liquidation procedures set forth in section 280 of the Delaware General Corporation Law.

Response:     We have expanded the risk factor heading on page 28 of Amendment No. 1 to the registration statement in accordance with your comment to state that stockholders’ liability to third parties could extend indefinitely because the company does not intend to comply with the liquidation procedures set forth in section 280 of the Delaware General Corporation Law.

19.	We note from page 62 that unless a business combination is effected, “stockholders will be entitled to receive funds from the trust account only in the event of the expiration of [your] corporate existence and [your] liquidation.” Please disclose this information in the risk factor, and state that there could be time delays in distributing the trust funds.

Response:     We have revised the risk factor on pages 28-29 of Amendment No. 1 to the registration statement to state that stockholders will be entitled to receive funds from the trust account only in the event of the expiration of the Company’s corporate existence and liquidation and that therefore there could be time delays in distributing such funds.

An effective registration statement may not be in place . . . , page 27

20.	Please discuss the difficulties that may prevent you from maintaining a current prospectus.

Response:     The Company expects that stand-alone acquired company and pro forma combined financial statements will be required in connection with its initial business combination as well as for any significant subsequent business combinations or significant acquisitions. In connection with any such combination or other acquisition, the Company may be unable to maintain a current prospectus because stand-alone acquired company and/or pro forma combined financial statements may not be available on an immediate or timely basis. We have added disclosure to this effect on page 29 of Amendment No. 1 to the registration statement.

An investor will only be able to exercise a warrant . . . , page 27

21.	As currently worded, this risk factor is very similar to “An effective registration statement may not be in place . . . ,” which precedes it. Please either combine the two risk factors and eliminate repetitive text or revise the risk factors so it is clear that they are addressing distinct risks.

Response:     We note your comment and have combined the two risk factors on page 29 of Amendment No. 1 to the registration statement and eliminated repetitive text.

If we seek to effect a business combination with an entity that is directly . . . , page 28

22.	Please revise to describe your management team’s current affiliations which could lead to conflicts.

Response:     We note your comment and have revised the risk factor on pages 30-31 of Amendment No. 1 to the registration statement to describe the management team’s current affiliations with Lazard that could lead to conflicts.

Our ability to successfully effect a business combination . . . , page 30

23.	Please state, either in this risk factor or in “Our other officers, if any, and directors will allocate their time . . .” on page 31, approximately how many hours Mr. Drapkin typically devotes to your company each week, and identify his other business activities.

Response:     Mr. Drapkin currently serves as Vice Chairman of Lazard International, an affiliate of Lazard Ltd, and as Chairman of Lazard’s Investment Committee. Mr. Drapkin intends to devote as much time as he deems necessary to properly conduct the Company’s affairs. The Company expects Mr. Drapkin will typically devote an average of 15 to 20 hours per week to the Company’s business. We have added disclosure to this effect on pages 32 and 69 of Amendment No. 1 to the registration statement.

Lazard or other entities with overlapping ownership or management . . . , page 31

24.	We note that your “independent directors may have pre-existing duties or obligations that prevent them from presenting otherwise suitable target businesses to [you].” Please elaborate by discussing the pre-existing duties and obligations of each of your independent directors.

Response:     We note your comment and have added a risk factor on page 34 of Amendment No. 1 to the registration statement to discuss the pre-existing duties and obligations of each of the Company’s independent directors.

Our other officers, if any, and directors will allocate their time . . . , page 31

25.	Please identify your “other officers.” Also, describe all of the other business activities in which they are engaged, and state approximately how many hours per week they are currently devoting to your company.

Response:     The Company does not currently expect to appoint any additional officers prior to its initial business combination. Page 34 of Amendment No. 1 to the registration statement has been revised to remove references to other officers of the Company.

The American Stock Exchange may delist our securities . . . , page 32

26.	We note you cannot ensure investors that your securities will continue to be listed prior to a business combination. We further note it is likely that you will need to file a new initial listing application in connection with a business combination, and you might not meet the initial listing requirements at that time. Please identify the principal continued listing requirements and initial listing requirements that you believe your company may be at risk of violating.

Response:     In order to meet the initial listing requirements in connection with a business combination, the Company must at that time have a minimum public distribution of 500,000 shares, together with a minimum of 800 public stockholders or minimum public distribution of 1,000,000 shares together with a minimum of 400 public stockholders. Furthermore, in order to avoid suspension of trading in, or removal from listing of, the Company’s securities, among other factors (i) the financial condition and/or operating results of the Company must not appear to be unsatisfactory and (ii) it must not appear that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on the American Stock Exchange inadvisable. The Company does not believe it is currently at risk of violating any listing requirements. However, the Company can provide no assurances that it will be able to meet such criteria in the future.

We may only be able to complete one business combination . . . , page 32

27.	Please disclose the risks relating to simultaneously acquiring several businesses as a separate risk factor.

Response:     We note your comment and have disclosed the risks relating to simultaneously acquiring several businesses as a separate risk factor on page 35 of Amendment No. 1 to the registration statement.

Lazard holds a substantial interest in us and thus may influence . . . , page 34

28.	Please provide an analysis under state law explaining how it will be permissible not to hold an annual meeting to elect directors prior to the consummation of a business combination, which could be up to 24 months after the offering.

Response:     The Company expects to hold an annual meeting to elect directors prior to the consummation of the proposed initial public offering. In the event the initial business combination occurs within one year of the Company’s initial public offering, no annual meeting to elect directors will occur prior to such combination. In addition, under Section 211(c) of the Delaware General Corporation Law, if there is a failure to hold the annual meeting for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. If the Company does not call an annual meeting prior to consummation of the initial business combination and such period exceeds the 13 month requirement but no stockholder or director makes an application to the Court of Chancery, the Company will not otherwise be compelled to hold an annual meeting. We have also revised the risk factor on page 37 of Amendment No. 1 to the registration statement to state that is possible such a meeting will not be held prior to an initial business combination, rather than unlikely that such a meeting will occur.

Lazard and our directors paid an aggregate of $143,750 . . . , page 35

29.	Please revise this risk factor to explain that investors who purchase shares will:

•	Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and

•	Contribute % of the total amount to fund the company but will own only % of the voting rights.

Response:     We have revised the risk factor on page 38 of Amendment No. 1 to the registration statement in accordance with your comment to disclose that new investors will pay a price per share that substantially exceeds the value of the Company’s assets after subtracting the Company’s liabilities and that investors in the proposed offering will contribute 99.98% of the total consideration to fund the Company, taking into account Lazard’s and the Company’s directors’ prior purchases of the founder units, but will possess only 80% of the voting rights of the Company immediately following the offering.

Our outstanding warrants may have an adverse effect . . . , page 35

30.	Please state in this risk factor when the warrants will become exercisable. It appears from the prospectus cover page that they will become exercisable on the later of the business combination and one year from the prospectus date.

Response:     We have revised the risk factor on page 39 of Amendment No. 1 to the registration statement in accordance with your comment to disclose that the warrants will become exercisable on the later of the Company’s initial business combination and one year following the closing of the proposed offering.

Dividend Policy, page 45

31.	Please include a new risk factor stating that you do not intend to pay dividends, so any gains on an investment will need to come through appreciation of the value of the stock, warrants, and/or units.

Response:     We note your comment and have added a risk factor on page 41 of Amendment No. 1 to the registration statement stating that the Company does not currently intend to pay dividends on shares of its common stock in the foreseeable future and therefore any gains on an investment in its securities in the proposed initial public offering will be limited to the appreciation, if any, of the market value of its units, common stock and warrants.

Competition, page 63

32.	Please revise to clarify that Lazard Investments Holdings LLC and clients of Lazard are competitors.

Response:     We have revised the discussion of the Company’s competitors on page 68 of Amendment No. 1 to the registration statement to clarify that Lazard Alternative Investments Holdings LLC and clients of Lazard are potential competitors of the Company.

Management, page 70

33.	Please tell us whether any of the officers or directors have been in the past, or currently are, associated with other special purpose acquisition companies. If they have been, please disclose the names of the other SPACs, a brief description of any acquisitions made by the other SPACs, the current trading markets of the post-combination entities, and the benefits received by the officer/director from association with these other SPACs.

Response:     None of the current officers or directors of the Company are currently, or have been in the past, associated with other blank check companies, and we have added disclosure to page 76 of Amendment No. 1 to the registration statement disclosing such information.

34.	Please describe R. Ian Molson’s business experience during the past five years, including the dates he held his positions. Also, we note that he serves on the boards “of a number of private equity, investment and other companies.” Please confirm that all public companies upon whose boards Mr. Molson serves are identified. See Item 401(e)(2) of Regulation S-K.

Response:     We note your comment and have described R. Ian Molson’s business experience during the past five years, including the dates he held his positions, on page 76 of Amendment No. 1 to the registration statement. We have also confirmed that all public companies upon whose boards Mr. Molson serves are identified.

Audited Financial Statements - Period Ended October 2, 2007, page F-1

Notes To Financial Statements, page F-7

6. Equity Securities, page F-9

Founders Units, page F-9

35.	Please expand your disclosure to provide your analysis, citing specific authoritative guidance and reference to the features of your Registration Rights and Warrant Agreements, demonstrating why you do not account for the warrants issued as a liability similar for derivative instruments within the scope of SFAS No. 133 and EITF 00-19. It would appear that you must maintain the effectiveness of the registration statement while the warrants are outstanding. Refer to paragraph 25 of EITF 00-19.

Response:     The Company believes that equity classification of the warrants under EITF 00-19 is appropriate because in no event will the registered holder of a warrant be entitled to receive a net-cash settlement or other consideration in lieu of physical settlement in shares of its common stock, even if the common stock underlying the warrants is not covered by an effective registration statement. Footnote 6 to the Financial Statements in Amendment No. 1 to the registration statement has been revised in accordance with your comment.

Item 16.	Exhibits and Financial Statement Schedules, page II-4

36.	We note that some exhibits are not yet filed. Please be aware that we will need time to review them once they are filed, and we may have comments. All comments will need to be resolved prior to effectiveness.

Response:     We note your comment and are filing a portion of the exhibits with Amendment No. 1 to the registration statement and will file the remaining exhibits as they become available. We acknowledge that all comments must be resolved prior to effectiveness.

*    *    *

Please feel free to contact Stacy J. Kanter at (212) 735-3497, Gregg A. Noel at (213) 687-5234 or the undersigned at (212) 735-2439 should you require further information or have any questions.

Sincerely,

/s/ Laura Amy Kaufmann
Laura Amy Kaufmann